FIRST CAROLINA INVESTORS, INC.

P.O. BOX 1827

FORT MILL, SOUTH CAROLINA 29716-1827

August 19, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Registration No. 811-08942

Ladies and Gentlemen:

On behalf of First Carolina Investors, Inc. (the “Fund”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the definitive notice of special meeting, proxy statement and additional soliciting materials in connection with a special meeting of shareholders of the Fund. The special meeting is to be held on September 21, 2011.

At the special meeting, shareholders will be asked to consider and act upon a proposal to liquidate and dissolve the Fund pursuant to a Plan of Distribution and Liquidation, as recommended by the Board of Directors of the Fund. Proxy materials are expected to be mailed to shareholders on or about August 19, 2011.

In connection with the filing of this definitive proxy statement, and the comments regarding the Staff’s review of the Fund’s preliminary proxy statement that were conveyed via telephone on July 18, 2011, the Fund represents to the Commission that:

(i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Fund’s filings; and

(iii) The Fund acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brent D. Baird
President